                        UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER: 3235-0058
                    Washington, D.C. 20549          Expires: June 30, 1994
                                                    Estimated average burden
                         FORM 12b-25                hours per response....2.50

                                                    SEC File Number  000-21141
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                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form 10-N-SAR

    For Period Ended:    September 30, 2000
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


PHARMAPRINT INC.
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Full Name of Registrant


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Former Name if Applicable

4701 VON KARMAN, SUITE 201
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Address of Principal Executive Office (Street and Number)

NEWPORT BEACH, CA 92660
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City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]        (c)     The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The fiscal quarter of PharmaPrint Inc. (the "Company") ended on September 30, 2000. Accordingly, the Company's Periodic Report on Form 10-Q is required to be filed by November 14, 2000.

In June 2000, subsequent to dismissing Arthur Andersen LLP as its independent accountants, the Company engaged Corbin & Wertz as the Company's independent accountants. Due to the timing of the Company's engagement of Corbin & Wertz, the Company is still in the process of transitioning its financial statement review to its new independent accountants. Accordingly, additional time is necessary for the newly engaged accountants to review the Company's financial statements and complete the Company's Periodic Report on Form 10-Q. Attached as
Exhibit 1 hereto is a copy of Corbin & Wertz's statement.

The foregoing reasons causing the Company's inability to timely file its Periodic Report on Form 10-Q for the fiscal quarter ended September 30, 2000 could not be eliminated without unreasonable effort or expense.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                              SEC 1344 (11/91)

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      STEVEN A. BOWMAN                          949               794-7778
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                PHARMAPRINT INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2000                          By: /s/ STEVEN A. BOWMAN
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                                                         Steven A. Bowman
                                                         Chief Executive Officer


                                   EXHIBIT 1

To Whom It May Concern:

Corbin & Wertz was unable to complete the SAS 71 review of PharmaPrint, Inc. for the quarter ended September 30, 2000 due to unforeseen circumstances beyond the company's control. We are in the process of completing such review for the quarter ended September 30, 2000 and anticipate the review to be completed within the prescribed time set forth in Rule 12b-25(b)(2)(ii).

                                                /s/ Corbin and Wertz
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                                                    Corbin and Wertz

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.